

August 24, 2022

Weiming Cui
Chief Financial Officer, Secretary and Director
Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
No.3205-3209, South Building , No.3,
Intelligence Industrial Park , No.39 Hulan West Road ,
Baoshan District, Shanghai , China

Re: Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
      Form 10-K for the Fiscal Year Ended April 30, 2022
      File No. 000-30432

Dear Weiming Cui:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2022

Business, page 1

1. Given that your principal executive office is located in China, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China-Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address:

    https://www.sec.gov/corpfin/sample-letter-china-based-companies

    Please position disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. However, a discussion of whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, and how the Holding Foreign Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction